Exhibit 99.1

Shopify Completes Offering of Class A Subordinate Voting Shares

Ottawa, Canada – February 23, 2018 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that it has completed its previously announced offering of Class A subordinate voting shares (the “Offering“) at a price to the public of US$137.00 per share. An aggregate of 4,800,000 Class A subordinate voting shares were sold by Shopify for aggregate gross proceeds, before underwriting discounts and offering costs, of US$657,600,000.

Shopify expects to use its net proceeds from the Offering to strengthen its balance sheet, providing flexibility to fund its growth strategies. Pending their use, Shopify intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments or hold them as cash.

Credit Suisse and Morgan Stanley acted as joint bookrunners and National Bank Financial Inc. acted as Co-Lead in the Offering.

The Class A subordinate voting shares were offered in each of the provinces and territories of Canada, other than Quebec, by way of a prospectus supplement dated February 21, 2018 to Shopify’s amended and restated short form base shelf prospectus dated May 17, 2017. The Class A subordinate voting shares were also offered in the United States pursuant to a prospectus supplement to Shopify’s registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC“) under the U.S./Canada Multijurisdictional Disclosure System. The prospectus supplements and the Registration Statement contain important detailed information about the Offering. Copies of the Canadian prospectus supplements can be found on SEDAR at www.sedar.com, and copies of the U.S. prospectus supplements and the Registration Statement can be found on EDGAR at www.sec.gov. Copies of such offering documents may also be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 600,000 businesses in approximately 175 countries and is trusted by brands such as Nestle, Red Bull, Rebecca Minkoff, and Kylie Cosmetics.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements“), including statements with regard to Shopify’s proposed use of proceeds from the Offering. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proceeds of the offering will be used on the terms described. Allocation of the proceeds of the offering is subject to numerous factors, many of which are beyond Shopify’s control, including, without limitation, market conditions and the risk factors and other matters set forth in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Director, Investor Relations	Public Relations Manager
613-241-2828	416-238-6705 (ext. 302)
IR@shopify.com	press@shopify.com

SOURCE: Shopify